Exhibit 99.11

BSR REAL ESTATE INVESTMENT TRUST

Condensed consolidated interim financial statements (In U.S. dollars)
For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

BSR REAL ESTATE INVESTMENT TRUST

Condensed Consolidated Interim Statements of Financial Position (Unaudited)

In thousands of U.S. dollars
	Note	September 30, 2025	December 31, 2024
Assets
Non-current assets
Investment properties	8	$1,390,049	$1,746,650
Right-of-use asset	17	—	33
Interest rate derivatives	19(d)	1,500	5,706
Prepayment embedded derivatives	19(e)	445	657
		1,391,994	1,753,046
Current assets
Cash and cash equivalents		6,584	8,726
Restricted cash	5	4,836	6,339
Resident and other receivables, net	6	4,489	5,386
Note receivable		5,227	5,227
Prepaid expenses and other assets	7	4,081	3,859
Total assets		$1,417,211	$1,782,583

Liabilities and Unitholders’ Equity
Non-current liabilities
Loans and borrowings	10	$374,694	$737,572
Interest rate derivatives	19(d)	1,247	363
		375,941	737,935
Current liabilities
Accounts payable and other liabilities	9	40,596	51,576
Interest rate derivatives	19(d)	39	13
Loans and borrowings	10	351,883	49,951
Lease liability	17	—	36
Class B Units	11	64,627	243,712
Convertible Debentures	12	—	41,764
Total liabilities		$833,086	$1,124,987

Unitholders’ equity
Unitholders’ equity	13	584,125	657,596

Total liabilities and unitholders’ equity		$1,417,211	$1,782,583

See accompanying notes to condensed consolidated interim financial statements.

BSR REAL ESTATE INVESTMENT TRUST

Condensed Consolidated Interim Statements of Net income (loss) and comprehensive income (loss) (Unaudited)

In thousands of U.S. dollars
		Three	Three	Nine	Nine
		months	months	months	months
		ended	ended	ended	ended
		September	September	September	September
	Note	30, 2025	30, 2024	30, 2025	30, 2024
Revenue:
Rental revenue		$28,976	$37,130	$96,899	$111,536
Other property income		4,118	5,160	13,368	14,969
	14	33,094	42,290	110,267	126,505
Expenses (Income):
Property operating expenses	15	10,435	13,017	33,646	37,043
Real estate taxes		(1,162)	(314)	26,989	25,814
General and administrative expenses		2,223	2,340	7,484	7,350
Fair value adjustment to investment properties	8	6,510	(15,161)	9,440	54,240
Fair value adjustment to investment properties (IFRIC 21)		6,509	7,332	(9,560)	(6,552)
Finance costs from operations	16	9,529	11,305	29,860	34,306
Finance income from interest rate derivatives and note receivable		(2,017)	(3,585)	(7,351)	(11,443)
Costs of disposition of investment properties		284	—	11,759	—
Distributions on Class B Units	16	724	2,750	4,973	7,993
Depreciation of right-of-use asset	17	—	33	33	100
Fair value adjustment to derivatives and other financial liabilities	16	(2,582)	63,049	63,718	56,625
Fair value adjustment to unit-based compensation	24	(233)	775	(271)	1,056
		30,220	81,541	170,720	206,532
Net income (loss) and comprehensive income (loss)		$2,874	$(39,251)	$(60,453)	$(80,027)

See accompanying notes to condensed consolidated interim financial statements.

BSR REAL ESTATE INVESTMENT TRUST

Condensed Consolidated Interim Statements of Changes in Unitholders’ Equity (Unaudited)

In thousands of U.S. dollars

	Units	Distributions	Cumulative net income	Total Unitholders’ Equity
Balance, as of January 1, 2024	$373,693	$(78,320)	$417,028	$712,401
Net loss and comprehensive loss	—	—	(80,027)	(80,027)
Units issued, net of issuance costs (Note 13)	2,970	—	—	2,970
Units forfeited	—	—	49	49
Distributions	—	(13,195)	—	(13,195)
Balance, as of September 30, 2024	$376,663	$(91,515)	$337,050	$622,198

Balance, as of January 1, 2025	$376,959	$(96,198)	$376,835	$657,596
Net loss and comprehensive loss	—	—	(60,453)	(60,453)
Units issued, net of issuance costs (Note 13)	1,060	—	—	1,060
Distributions	—	(14,078)	—	(14,078)
Balance, as of September 30, 2025	$378,019	$(110,276)	$316,382	$584,125

See accompanying notes to condensed consolidated interim financial statements.

BSR REAL ESTATE INVESTMENT TRUST

Condensed Consolidated Interim Statements of Cash Flows (Unaudited)

In thousands of U.S. dollars
		Nine months	Nine months
		ended	ended
		September 30,	September 30,
	Note	2025	2024
Operating activities
Net loss		$(60,453)	$(80,027)
Adjustments for:
Fair value adjustment to investment properties	8	9,440	54,240
Fair value adjustment to derivatives and other financial liabilities	16	63,718	56,625
Fair value adjustment to unit-based compensation	24	(271)	1,056
Depreciation of right-of-use asset	17	33	100
Unit-based compensation	24	1,693	1,683
Finance costs from operations	16	29,860	34,306
Finance income from interest rate derivatives and note receivable		(7,351)	(11,443)
Costs of disposition of investment properties	4	11,759	—
Accrued distributions on Class B Units	16	4,973	7,993
Change in non-cash operating assets and liabilities	23	(8,515)	(7,696)
Cash provided by operating activities		44,886	56,837

Investing activities
Acquisition of investment properties	4(a), 8	(287,312)	—
Net proceeds from sale of investment properties	4(b), 8	392,307	—
Additions to investment properties	8	(9,673)	(27,754)
Restricted cash withdrawals, net of deposits	5	1,483	523
Cash provided by (used in) investing activities		96,805	(27,231)

Financing activities
Proceeds from issuance of loans and borrowings	10	301,602	49,847
Principal payments of loans and borrowings	10	(362,169)	(37,272)
Payment of mortgage financing costs	10	(1,908)	—
Principal payments of lease liability	17	(36)	(105)
Redemption of Class B Units in exchange for cash	11	(56)	(18)
Distributions paid to Class B Unitholders	11	(5,676)	(7,994)
Distributions paid to Unitholders		(14,083)	(13,070)
Interest paid		(27,807)	(33,932)
Interest received from interest rate derivatives and note receivable		7,719	11,274
Cash received from interest rate swaption	19(d)	80	302
Redemption of Convertible Debentures	12	(41,499)	—
Cash used in financing activities		(143,833)	(30,968)

Decrease in cash and cash equivalents during the period		(2,142)	(1,362)
Cash and cash equivalents, beginning of period		8,726	6,734
Cash and cash equivalents, end of period		$6,584	$5,372

See accompanying notes to condensed consolidated interim financial statements.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2025 and September 30, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

(1)	Description of the entity

BSR Real Estate Investment Trust (the “REIT”) is an unincorporated, open-ended real estate investment trust established pursuant to a declaration of trust of the REIT dated January 9, 2018 (the “Declaration of Trust”), under the laws of the Province of Ontario. The REIT’s Declaration of Trust was amended and restated on May 11, 2022. The principal business of the REIT is to acquire and operate multi-family residential rental properties across the United States.

As of September 30, 2025, the REIT owned 26 multifamily garden-style residential properties located across three bordering states in the Sunbelt region of the United States, which stretches across the South Atlantic and Southwest portions of the United States. The REIT currently operates in Texas, Arkansas and Oklahoma. The registered office of the REIT is at 333 Bay Street, Suite 3400, Toronto, Ontario.

(2)	Basis of preparation

(a)	Statement of compliance

The condensed consolidated interim financial statements of the REIT have been prepared by management in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”). These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Trustees on November 5, 2025.

(b)	Basis of measurement

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for investment properties, derivative financial instruments, unit-based compensation and the Class B Units (defined below), which have been measured at fair value. The condensed consolidated interim financial statements are presented in U.S. dollars, which is the REIT’s functional currency.

The REIT owns, manages and operates multifamily properties located in the United States as noted above. Management, when measuring the REIT’s performance, does not distinguish or group its operations on a geographical or any other basis. Accordingly, the REIT has a single reportable segment for disclosure purposes in accordance with IFRS Accounting Standards.

(3)	Material accounting policy information

The condensed consolidated interim financial statements do not include all the information required for full annual financial statements and should be read in conjunction with the annual financial statements for the years ended December 31, 2024 and 2023, which have been prepared in accordance with IFRS Accounting Standards. These condensed consolidated interim financial statements follow the same accounting policies as described in the annual financial statements for the year ended December 31, 2024.

(4)	Asset acquisitions and dispositions

(a)	Asset acquisitions

Acquisition contractual purchase prices noted below are subject to working capital adjustments and closing costs.

On January 9, 2025, the REIT acquired Venue Craig Ranch, a 277-unit garden-style community in McKinney, TX (Dallas Metropolitan Service Area (“MSA”)) for $61,042. The REIT funded the transaction using the Credit Facility (defined below) availability.

On May 14, 2025, the REIT acquired Forayna Vintage Park, a 350-unit apartment community in Houston, TX and Botanic Luxury Living, a 288-unit apartment community in Spring, TX (Houston MSA) for $141,000. The REIT funded the transaction using the Credit Facility, a mortgage note and available cash.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2025 and September 30, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

On August 12, 2025, the REIT acquired The Ownsby, a 368-unit apartment community in Celina, TX (Dallas MSA) for $87,500. The REIT funded the transaction using the Credit Facility and available cash.

(b)	Asset dispositions

All disposition contractual sale prices noted below are presented prior to working capital adjustments and selling costs. Unless otherwise noted, existing loans and borrowing were not assumed by the purchasers.

On March 24, 2025, the REIT sold Bluff Creek, a 316-unit apartment community located in the Oklahoma City, OK MSA for $28,300, directly for cash.

On March 31, 2025, the REIT sold three properties (Cielo I, Cielo II and Retreat at Wolf Ranch) comprising 857 apartment units located in Austin, TX MSA for a contractual purchase price of $187,000 (the “Direct Asset Sale Transaction”). In connection with this sale, BSR retained $109,400 of secured Fannie Mae mortgage indebtedness with an interest rate of approximately 2.7%, which was previously secured by the three assets included in the Direct Asset Sale Transaction.

On April 30, 2025, the REIT sold six properties through BSR Trust (Auberry at Twin Creeks, Aura Benbrook, Lakeway Castle Hills, Satori Frisco, Vale Frisco and Wimberly) comprising 1,844 apartment units located in Dallas, TX MSA valued at $431,500 in the aggregate (the “Contribution Transaction”). Under the Contribution Transaction, BSR Trust received cash proceeds of $193,000 as well as the cancellation of 15,000,000 (approximately 75%) of the Class B Units (which were concurrently exchanged for equity of new units of the purchaser). In connection with the Contribution Transaction, the contractual rights held by a subset of legacy holders of Class B Units, including consent rights over certain fundamental sale transactions, were eliminated.

(5)	Restricted cash

	September 30, 2025	December 31, 2024
Tenant security deposits	$231	$251
Replacement reserve	710	802
Lender escrow deposits	3,895	5,286
Restricted cash	$4,836	$6,339

(6)	Resident and other receivables, net

	September 30, 2025	December 31, 2024
Resident receivables, net	$251	$96
Utility reimbursements and other receivables	4,238	5,290
Resident and other receivables, net	$4,489	$5,386

(7)	Prepaid expenses and other assets

	September 30, 2025	December 31, 2024
Prepaid insurance	$2,141	$1,499
Other assets	1,940	2,360
Prepaid expenses and other assets	$4,081	$3,859

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2025 and September 30, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

(8)	Investment properties

A reconciliation of the carrying value for investment properties is set out below:

	Nine months ended September 30,	Nine months ended September 30,
	2025	2024
Investment properties in use, beginning of period	$1,746,650	$1,742,974
Property acquisitions	290,650	—
Property dispositions	(646,800)	—
Additions to investment properties in use	8,989	8,956
Change in fair value of investment properties	(9,440)	(54,240)
	1,390,049	1,697,690
IFRIC 21 fair value adjustment	5,789	6,552
IFRIC 21 real estate tax liability adjustment	(5,789)	(6,552)
Investment properties in use, end of period	1,390,049	1,697,690

Investment property under development, beginning of period	—	39,987
Additions to investment property under development	—	19,396
Investment property under development, end of period	—	59,383

Investment properties, end of period	$1,390,049	$1,757,073

The REIT uses an internal valuation process to value the investment properties as of September 30, 2025. The REIT engages third party appraisers to prepare valuations on a portion of the portfolio annually, such that the entire portfolio is appraised at least once every three years. As part of management’s internal valuation program, the REIT considers external valuations performed by independent national real estate valuation firms for a cross-section of properties that represent different geographical locations across the REIT’s portfolio and updates, as deemed necessary, the valuation models to reflect current market data.

The estimated fair value of each investment property was determined using the direct capitalization income method. The stabilized future cash flows are divided by an overall capitalization rate. The capitalization rates were derived in part from a combination of third-party information and the observation of industry trends (Level 3 inputs). Assumptions used to derive capitalization rates include property age, amenities, renovations, geographic region, capital expenditures assumptions and location.

A significant increase (decrease) in stabilized future cash flows in isolation would result in a significantly higher (lower) fair value. A significant increase (decrease) in capitalization rate estimates in isolation would result in significantly lower (higher) fair value. Generally, a change in estimated rents is accompanied by a directionally similar change in the rent growth per annum assumption and an opposite change in future vacancy rate estimates.

The following table summarizes the significant unobservable inputs used in the valuation of the REIT’s properties in use:

	September 30, 2025	December 31, 2024
Capitalization rates
High	7.5%	7.4%
Low	4.8%	4.6%
Weighted average	5.2%	5.2%

The estimated fair values of investment properties are most sensitive to changes in capitalization rates and stabilized future cash flows.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2025 and September 30, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

The following table summarizes the potential impact of increases or decreases in these assumptions.

	Change in weighted average capitalization rate assumption
	Increase of 0.50%	Increase of 0.25%	No change	Decrease of 0.25%	Decrease of 0.50%
Change in stabilized future cash flows assumption
Decrease of 1.0%	$(135,214)	$(77,354)	$(13,900)	$55,999	$133,380
No change	$(122,539)	$(64,095)	$—	$70,606	$148,769
Increase of 1.0%	$(109,864)	$(50,835)	$13,900	$85,213	$164,157

In July 2022, the REIT entered into an agreement to jointly develop Aura 35Fifty in the Austin, TX MSA. Construction was completed in December 2024 with no subsequent development costs incurred. During the nine months ended September 30, 2024, the REIT capitalized $584 of borrowing costs related to its initial cash contribution to the project at an average interest rate of 3.6%. Additionally, during the nine months ended September 30, 2024, the REIT capitalized $1,452 of borrowing costs directly related to the construction loan for the project at an average interest rate of 7.6%.

(9)	Accounts payable and other liabilities

	September 30,	December 31,
	2025	2024
Trade payables	$657	$829
Accrued capital expenditures	494	1,178
Accrued property tax liabilities	19,909	27,290
Accrued and other liabilities	11,164	12,622
Distributions payable	1,806	2,499
Interest payable on loans and borrowings	3,321	2,275
Interest payable on Convertible Debentures	—	522
Tenant security deposits	2,096	2,614
Rent received in advance	1,149	1,747
Accounts payable and other liabilities	$40,596	$51,576

(10)	Loans and borrowings

	September 30, 2025	December 31, 2024
Fixed or economically hedged to fixed rate mortgage notes payable	$407,713	$496,026
Net unamortized discount on mortgage notes payable	(427)	(461)
Net unamortized deferred financing costs	(3,634)	(3,221)
Credit Facility	322,925	295,179
Total loans and borrowings	726,577	787,523
Less: current portion of loans and borrowings	(351,883)	(49,951)
Non-current loans and borrowings	$374,694	$737,572

Mortgage notes

The REIT’s weighted average contractual interest rate on mortgage notes as of September 30, 2025 and December 31, 2024 was approximately 3.5%, which excludes the finance cost impact related to the amortization of discounts on mortgage notes and the amortization of deferred financing costs. With the inclusion of these items, the REIT’s weighted average effective interest rate on mortgage notes as of September 30, 2025 and December 31, 2024 was approximately 3.5%. Mortgage notes as of September 30, 2025 mature at various dates from 2026 through 2056.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2025 and September 30, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

The REIT often utilizes mortgage notes and/or the Credit Facility (discussed below) to assist in the acquisition of a property. Conversely, when the REIT disposes of a property, any directly related mortgage or encumbrance at the time of sale will either be repaid or utilized on other properties. The table above presents the total loans and borrowings balances as of each period end and movements for the comparative periods are presented in the total loans and borrowings table below which presents the cash flows and non-cash changes and captures any such movements for each period.

The mortgage notes are subject to certain financial and non-financial covenants that are required to be observed or performed to remain in good standing with the respective mortgage agreements. Failure to comply with any or all of the covenants could impact the timing of maturity of the mortgage notes which could negatively impact the REIT. Breaches of these covenants could include, but are not limited to, failure to comply with all laws and regulations, inappropriate uses of mortgaged properties, failure to comply with certain inspections, failure to provide timely books and records, failure to comply with debt service coverage ratios and other covenants required as part of the mortgage agreements. Breach of any of these conditions could result in a material impact to the REIT’s financial position as the mortgage notes could be reclassified as current liabilities as the entire principal outstanding would become due immediately upon breach. In the event of a breach of a portion or all of the mortgage notes, up to $407,713 in outstanding principal on the notes as of September 30, 2025, could come due in less than 12 months and subsequently classified as current liabilities on the balance sheet. As of September 30, 2025, the REIT is compliant with all covenants and there are no facts or circumstances that indicate the REIT may have difficulty complying with the covenants within 12 months of the reporting period.

Credit Facility

The REIT maintains a revolving credit facility (the “Credit Facility”) which matures on September 30, 2026, with a maximum revolving credit availability of $500,000, of which $379,741 was available as of September 30, 2025. The Credit Facility is secured by eleven borrowing base properties. The Credit Facility currently bears interest at the Secured Overnight Financing Rate (“SOFR”) at a selected term of one-month, three-months, or six-months, plus a contractual margin adjustment based on the duration selected (“Adjusted Term SOFR”), as defined in the Credit Facility, plus 1.45% to 1.90% based on meeting certain leverage ratios as defined in the Credit Facility. Alternatively, the REIT has the ability to borrow using the greatest of (i) lender prime rate, (ii) the Fed Funds rate plus 0.5%, or (iii) one-month SOFR plus 1.0% (the “Base Rate”) loans plus a rate equal to 0.45% to 0.90%. As of September 30, 2025 and December 31, 2024, the balance outstanding on the Credit Facility was $322,925 and $295,179, respectively, at a variable interest rate of 5.9% and 6.0%, respectively.

The Credit Facility is subject to, and must remain compliant with, certain material financial and non-financial covenants that are required to be observed or performed to remain in good standing with the credit agreement. Failure to comply with any or all of the covenants could impact the timing of the maturity of the Credit Facility which could negatively impact the REIT. Breaches of these covenants could include, but are not limited to, failure to maintain the appropriate leverage ratio, failure to properly maintain the minimum consolidated fixed charge coverage ratio, failure to maintain the minimum consolidated tangible net worth, exceeding distribution limits, and other covenants required as part of the agreement. Breach of any of these conditions could result in a material impact to the REIT’s financial position as the Credit Facility could be reclassified as a current liability as the entire principal outstanding would become due immediately upon breach. As of September 30, 2025, the REIT is compliant with all covenants and there are no facts or circumstances that indicate the REIT may have difficulty complying with the covenants within 12 months of the reporting period. For further discussion on the contractual maturity of the Credit Facility, see the section Risk Management below (note 19(a)).

Interest rate derivatives

The REIT uses interest rate derivatives, consisting of interest rate swaps and swaptions, to manage interest rate exposure with respect to the Credit Facility, as well as other variable rate mortgage notes payable. The REIT seeks to largely align the interest rate derivative positions to the respective periods of the variable rate debt in place.

The REIT has entered into six receive variable / pay fixed interest rate swaps based on various USD – SOFR Chicago Mercantile Exchange (“CME”) terms with an aggregate notional value of $472,000 (note 19(d)).

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2025 and September 30, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

Total loans and borrowings

Scheduled maturities of principal and interest on all outstanding loans and borrowings as of September 30, 2025, which excludes the impact of the aforementioned interest rate derivatives, are in the table below. Contractual interest for variable rate loans and borrowings is calculated using the respective actual contractual interest rates as of September 30, 2025.

	Principal	Balloon payment	Contractual Interest	Total payments
2025	$419	$—	$8,995	$9,414
2026	987	510,690	29,782	541,459
2027	870	—	7,165	8,035
2028	901	118,690	5,568	125,159
2029	934	26,900	2,595	30,429
Thereafter	34,495	35,752	16,909	87,156
	$38,606	$692,032	$71,014	$801,652

The following schedule presents the cash flows and non-cash changes within total loans and borrowings:

	Nine months ended September 30,	Nine months ended September 30,
	2025	2024
Loans and borrowings, beginning of period	$787,523	$773,251
Cash flows
Proceeds from issuance of loans and borrowings	301,602	49,847
Principal payments of loans and borrowings	(362,169)	(37,272)
Payment of mortgage financing costs	(1,908)	—
	(62,475)	12,575
Non-cash changes
Amortization of deferred financing costs	1,495	1,218
Amortization of net discount on mortgage notes payable	34	33
	1,529	1,251
Loans and borrowings, end of period	$726,577	$787,077

(11)	Class B Units of BSR Trust, LLC (“Class B Units”)

Generally, the Class B Units are economically equivalent to Units and are entitled to receive distributions equal to those provided to holders of Units. The Class B Units are non-voting and do not give enhanced economic or voting power relative to holders of Units. Accordingly, the Class B Units do not create a dual-class voting structure of the REIT. These Class B Units have been classified as a liability in accordance with IAS 32, Financial Instruments: Presentation (“IAS 32”). The Class B Units are redeemable by the holders for cash or Units (on a one-for-one basis subject to customary anti-dilution adjustments), as determined by BSR in its sole discretion.

On February 28, 2025, the REIT settled the remaining joint interest of the developer in Aura 35Fifty with the issuance of 128,053 Class B Units.

Class B Units are measured at fair value with any changes in fair value recorded in profit or loss. The fair value adjustments of Class B Units are calculated using the REIT’s Unit closing price as of the end of the reporting period. An increase in the REIT’s Unit closing price over the period results in a fair value loss whereas a decrease in the REIT’s Unit closing price over the period results in a fair value gain.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2025 and September 30, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

Under IFRS 13, Fair Value Measurement, if an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid-ask spread that is the most representative of fair value in the circumstances shall be used to measure fair value. The REIT has recorded Class B units at their fair value, which has been assessed to equal the closing market price of the Units at each valuation date (Level 2).

In connection with the Contribution Transaction, 15,000,000 Class B Units were remeasured at the contractual exchange price of $15.90 per Class B Unit. Upon the closing of the Contribution Transaction on April 30, 2025, the participating Class B Unitholders ultimately exchanged 15,000,000 Class B Units for new units of the purchaser. The REIT subsequently cancelled 15,000,000 Class B Units, resulting in a $238,500 decrease in the Class B Units upon their cancellation.

The following table presents the outstanding units and the change in fair value of the Class B Units:

	Units	Value
Class B Units, as of December 31, 2023	20,278,928	$240,711
Cash changes
Redemption of Class B Units in exchange for cash	(1,500)	(18)
Non-cash changes
Redemption of Class B Units in exchange for Units	(162,735)	(1,867)
Fair value adjustments	—	46,601
Class B Units, as of September 30, 2024	20,114,693	$285,427

Class B Units, as of December 31, 2024	20,091,704	$243,712
Cash changes
Redemption of Class B Units in exchange for cash	(4,362)	(56)
Non-cash changes
Redemption of Class B Units in exchange for Units	(45,266)	(557)
Issuance of Class B Units	128,053	1,678
Cancellation of Class B Units	(15,000,000)	(238,500)
Fair value adjustments	—	58,350
Class B Units, as of September 30, 2025	5,170,129	$64,627

(12)	Convertible Debentures

On September 3, 2020, the REIT issued $40,000 of 5.0% convertible unsecured subordinated debentures (“Convertible Debentures”). Interest was payable semi-annually on March 31 and September 30 each year until maturity on September 30, 2025, with interest payments commencing on March 31, 2021. On October 5, 2020, the REIT issued an additional $2,500 of Convertible Debentures pursuant to the partial exercise of the over-allotment option granted to a syndicate of underwriters, for aggregate gross proceeds of $42,500.

The Convertible Debentures were redeemed for cash on January 3, 2025 (the “Redemption Date”) prior to their maturity on September 30, 2025 (the “Redemption”). The Redemption was affected in accordance with the terms of the trust indenture dated September 3, 2020 between the REIT and TSX Trust Company of Canada.

The Convertible Debentures were measured at fair value with any changes in fair value recorded in profit or loss. The fair value adjustments of Convertible Debentures were calculated using the publicly available closing price as of the end of the reporting period (Level 1). An increase in the Convertible Debentures closing price over the period resulted in an increase in the liability and a corresponding fair value loss whereas a decrease in the Convertible Debentures closing price over the period resulted in a decrease in the liability and a corresponding fair value gain.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2025 and September 30, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

The following table presents the redemption and change in fair value of the Convertible Debentures:

	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Convertible Debentures, beginning of period	$41,764	$39,676
Cash changes
Redemption of Convertible Debentures for cash	(41,499)	—
Non-cash changes
Redemption of Convertible Debentures in exchange for Units	(265)	—
Fair value adjustments	—	3,237
Convertible Debentures, end of period	$—	$42,913

(13)	Unitholders’ equity

The REIT is authorized to issue an unlimited number of Units. Units are ordinary units of the REIT, each of which represents a unitholders’ proportionate undivided beneficial interest and voting rights in the REIT.

On October 4, 2023, the REIT renewed its normal course issuer bid (the “2023 NCIB”) for the 12-month period through October 5, 2024, permitting the REIT to purchase for cancellation up to a maximum of 3,186,336 Units, or approximately 10% of the public float as of September 27, 2023, over the 12-month period commencing October 6, 2023. The REIT concurrently renewed the automatic securities purchase plan (the “2023 ASPP”). The REIT suspended its 2023 ASPP on December 22, 2023. The 2023 NCIB expired on October 5, 2024.

On November 7, 2024, the REIT announced the renewal of its normal course issuer bid (the “2024 NCIB”), permitting the REIT to purchase for cancellation up to a maximum of 2,856,430 Units, or approximately 10% of the public float as of October 29, 2024, over the 12-month period commencing November 12, 2024, through to November 11, 2025. The REIT did not purchase or cancel any Units under its renewed 2024 NCIB for the nine months ended September 30, 2025.

	Units	Value
Units outstanding, classified as equity, as of December 31, 2023	33,141,180	$373,693
Issuance of Units for unit-based compensation	68,147	786
Issuance of Units in exchange for deferred trust units	28,363	317
Issuance of Units in exchange for Class B Units	185,024	2,163
Units outstanding, classified as equity, as of December 31, 2024	33,422,714	$376,959
Issuance of Units for unit-based compensation	19,610	238
Issuance of Units in exchange for Class B Units	45,266	557
Issuance of Units in exchange of Convertible Debentures	18,402	265
Units outstanding, classified as equity, as of September 30, 2025	33,505,992	$378,019

Subsequent to September 30, 2025, the REIT announced a cash distribution of $0.0467 per REIT unit to unitholders of record as of October 31, 2025. This distribution was declared to be paid on November 17, 2025.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2025 and September 30, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

(14)	Revenue

Base rent is allocated to lease components based on relative stand-alone selling prices. The stand-alone selling price of the rental component is determined using an adjusted market assessment approach and the stand–alone selling price of the service components is determined using an expected cost plus a margin approach.

Revenue from the rental components is recognized on a straight-line basis over the lease term and includes the recovery of property taxes and insurance as well as consideration related to late rent, month-to-month leases and payments for early terminations. Other property income mainly comprises fees associated with moving in or out, such as application fees and cleaning fees, late rental payment fees, renters’ liability insurance, parking fees, utility charges and other fee income from residents under the terms of the lease arrangements. Revenue recognition commences when a resident has the right to use the property and is recognized pursuant to the terms of the lease agreement. Payments are due at the beginning of each month and any payments made in advance of scheduled due dates are deferred as prepaid rents.

Revenue related to the service components of the REIT’s leases is accounted for in accordance with IFRS 15, Revenue from Contracts with Customers. These services consist primarily of the recovery of utility, property maintenance and amenity costs and is recognized over time when the services are provided. Payments are due at the beginning of each month and any payments made in advance of scheduled due dates are recorded as contract liabilities included as part of accounts payable and other liabilities.

Revenue from lease components and revenue related to service components is as follows:

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Lease revenue	$27,972	$36,127	$93,863	$108,832
Revenue from services	5,122	6,163	16,404	17,673
Total revenue	$33,094	$42,290	$110,267	$126,505

(15)	Property operating expenses

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Employee wages and benefits	$4,119	$4,953	$13,787	$14,551
Utility costs	1,941	2,379	6,235	6,890
Repairs and maintenance expense	1,810	2,089	5,273	5,562
Other property based costs	2,565	3,596	8,351	10,040
Property operating expenses	$10,435	$13,017	$33,646	$37,043

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2025 and September 30, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

(16)	Finance costs

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Finance costs from operations
Interest expense on loans and borrowings at stated rate	$8,933	$10,368	$28,310	$31,485
Interest expense on lease liability	—	—	—	4
Amortization of deferred financing costs	588	406	1,495	1,218
Amortization of net discount on loans and borrowings	8	9	34	33
Interest expense on Convertible Debentures	—	522	21	1,566
Finance costs from operations	$9,529	$11,305	$29,860	$34,306

Fair value adjustment to derivatives and other financial liabilities
Fair value adjustment to Class B Units	(2,690)	$44,254	$58,350	$46,601
Fair value adjustment to Convertible Debentures	—	2,611	—	3,237
Fair value adjustment to interest rate derivatives	(14)	16,309	5,036	6,970
Fair value adjustment to other liabilities	—	—	120	—
Fair value adjustment to prepayment embedded derivatives	122	(125)	212	(183)
Fair value adjustment to derivatives and other financial liabilities	$(2,582)	$63,049	$63,718	$56,625

Finance costs
Finance costs from operations	$9,529	$11,305	$29,860	$34,306
Fair value adjustment to derivatives and other financial liabilities	(2,582)	63,049	63,718	56,625
Distributions on Class B Units	724	2,750	4,973	7,993
Finance costs	$7,671	$77,104	$98,551	$98,924

Finance income from interest rate derivatives and a note receivable are gross of finance costs from operations and are presented separately within the condensed consolidated interim statements of net income (loss) and comprehensive income (loss).

(17)	Leases

The REIT leases apartments of multifamily properties to residents under noncancelable operating leases. The leases generally have a term of one year, or less. There were no residents that accounted for more than 10% of the REIT’s total rental revenue for the nine months ended September 30, 2025.

As of September 30, 2025, the total future contractual minimum rent lease payments (excluding renewal or potential extension periods) expected to be received under noncancelable leases are as follows:

September 30, 2025
1 year	$70,462
2 years	2,025
$72,487

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2025 and September 30, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

The REIT’s Little Rock, Arkansas headquarters lease required monthly payments of $12 (see note 22) and expired on March 31, 2025. For the three months ended March 31, 2025, the headquarters lease was accounted for as a right-of-use asset with a corresponding lease liability under IFRS 16, Leases. As of September 30, 2025, the REIT continues to make payments month-to-month. For the three and nine months ended September 30, 2025, the REIT made lease payments of $36 and $108, respectively, for the headquarters.

The following tables present the change in the right-of-use asset and corresponding lease liability for the nine months ended September 30, 2025 and September 30, 2024:

	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Right-of-use asset, as of beginning of period	$33	$167
Depreciation of right-of use asset	(33)	(100)
Right-of-use asset, as of end of period	$—	$67

	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Lease liability, as of beginning of period	$36	$177
Principal payments on lease liability	(36)	(105)
Lease liability, as of end of period	$—	$72

The REIT recorded lease expenses of $43 during the nine months ended September 30, 2025 for additional low-value leased office equipment ($46 for the nine months ended September 30, 2024).

(18)	Commitments and contingencies

The REIT is subject to legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. While the resolution of these matters cannot be predicted with certainty, management believes that the final outcome of such matters will not have a material adverse effect on these condensed consolidated interim financial statements. As of September 30, 2025, there are no provisions recorded as a result of legal claims.

(19)	Financial instruments

(a)	Risk management

The REIT’s activities expose it to market risk, credit risk and liquidity risk. Risk management is carried out by management of the REIT.

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk consists of interest rate risk, currency risk and other market price risk. In addition to the interest rate risk of variable rate mortgages, there is interest rate risk associated with the REIT’s fixed rate mortgages due to the expected requirement to refinance such mortgages in the year of maturity. To manage exposure to interest rate risk, the REIT endeavours to manage maturities of fixed rate mortgages and match the nature of the mortgage with the cash flow characteristics of the underlying asset. This risk is also minimized through the REIT’s current strategy of having the majority of its mortgages in fixed term arrangements. As such, the REIT’s cash flows are not significantly impacted by a change in market interest rates, in connection with the REIT’s mortgage portfolio.

As of September 30, 2025, the REIT’s debt was 99% fixed or economically hedged to fixed rates, excluding net unamortized discounts on mortgages payable and net unamortized deferred financing costs.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2025 and September 30, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

Management manages a portion of its variable-rate mortgages and the variable-rate Credit Facility using interest rate derivatives that alter its exposure to the impact of changing interest rates. The interest rate derivatives are not designated as hedging instruments and as a result, the changes in fair value are recognized in net income (loss) as an adjustment to finance costs in the condensed consolidated interim statement of net income (loss) and comprehensive income (loss). The REIT seeks to largely align the interest rate derivatives positions to the respective periods of the variable rate debt in place.

As of September 30, 2025, a 100 basis-point change in interest rates, assuming all other variables are constant, would result in a change of $109 in the REIT’s finance costs (net of finance income) over the next 12 months, which includes the impact of interest rate derivatives which are effective as of September 30, 2025.

The REIT has no material exposure to currency or other market price risk.

The REIT’s assets consist primarily of multifamily properties. Credit risk arises from the possibility that residents in investment properties may not fulfill their lease or contractual obligations. The REIT mitigates its credit risks by attracting residents of sound financial standing and by diversifying its mix of residents. It also monitors resident payment patterns and discusses potential resident issues with property managers on a regular basis.

Cash, restricted cash and interest rate derivatives carry minimal credit risk as all funds are maintained with reputable financial institutions. The carrying amount of financial assets represents the maximum credit exposure.

Liquidity risk is the risk that the REIT will encounter difficulty in meeting obligations associated with the maturity of financial obligations. The REIT’s liquidity is subject to macroeconomic, financial, competitive and other factors that are beyond the REIT’s control.

Liquidity risk is managed through cash flow forecasting. Management monitors forecasts of the REIT’s liquidity requirements to ensure it has sufficient cash to meet operational needs through maintaining sufficient cash and/or availability on the undrawn Credit Facility and ensuring that it meets its financial covenants related to debt agreements. Such forecasting involves judgment, takes into consideration current and projected macroeconomic conditions, the REIT’s cash collection efforts, debt financing plans, and covenant compliance required under the terms of debt agreements. There is a risk that such liquidity forecasts may not be achieved and that currently available debt financing may no longer be available to the REIT at terms and conditions that are favorable to the REIT, or at all.

The REIT manages maturities of the fixed rate mortgages and monitors the repayment dates of all loans and borrowings to ensure sufficient capital will be available to cover obligations. As of September 30, 2025, the REIT had a working capital deficit of $431,928, which includes Class B Units of $64,627. The Class B Units are redeemable for cash or Units of the REIT on a one-for-one basis at the option of BSR Trust, LLC.

The REIT’s immediate liquidity needs are met through cash-on-hand, cash flow from operations, refinancing of maturing mortgages and availability on its Credit Facility. As of September 30, 2025, the REIT had liquidity of $63,400, consisting of cash and cash equivalents of $6,584 and $56,816 of Credit Facility availability. The REIT can obtain additional liquidity through adding properties to the borrowing base. Management believes that there is sufficient liquidity to meet the REIT’s financial obligations for the foreseeable future. The REIT’s Credit Facility, with an outstanding balance of $322,925, matures on September 30, 2026. Given the current financial environment, the REIT is actively exploring refinancing alternatives and is confident in its ability to refinance the Credit Facility prior to its maturity.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2025 and September 30, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

The following table provides information on the carrying balance and the non-discounted contractual cash flows and maturities of financial liabilities with fixed repayment terms, including estimated interest payments:

	Carrying amount	Contractual cash flows	1 year	2 years	3 years	4 years	5 years	More than 5 years
Loans and borrowings	$726,577	$730,638	$351,883	$160,862	$119,583	$27,826	$36,709	$33,776
Interest payable	3,321	71,014	35,255	8,886	6,437	2,903	1,849	15,683
Interest rate derivatives	1,286	1,286	39	—	—	—	82	1,165
Accrued capital improvements	494	494	494	—	—	—	—	—
Accounts payable and other liabilities	36,781	36,781	36,781	—	—	—	—	—
	$768,459	$840,213	$424,452	$169,748	$126,020	$30,729	$38,640	$50,624

(b)	Fair value of financial instruments

The following information relates to estimated fair values of the REIT’s financial instruments not measured at fair value on the REIT’s condensed consolidated interim statement of financial position:

Cash and cash equivalents, restricted cash, resident and other receivables, note receivable, lease liability and accounts payable and other liabilities (excluding interest rate derivatives) are carried at amortized cost, which, due to their short-term nature, approximates fair value.

Loans and borrowings are carried at amortized cost. For disclosure purposes in (c) below, the REIT estimates the fair value of loans and borrowings using discounted cash flows based on the observable rates that could be obtained for similar debt instruments with similar terms and maturities (Level 2).

There were no transfers of assets between fair value levels during the periods presented herein.

(c)	Loans and borrowings

	September 30, 2025	December 31, 2024
Carrying amount	$726,577	$787,523
Fair value	$715,130	$761,752

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2025 and September 30, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

(d)	Interest rate derivatives

The REIT has entered into six receive variable / pay fixed interest rate derivatives based on various USD – SOFR CME terms and one interest rate swaption. The interest rate derivatives are not designated as hedges for accounting purposes. The interest rate derivatives are used to manage interest rate exposure over the period of such derivatives. The differential to be paid or received on all interest rate derivatives is accrued as interest rates change and is recognized in finance costs over the life of the respective derivatives. The interest rate derivatives contain no credit risk-related contingent features.

The following table is a summary of the REIT’s interest rate derivatives the respective carrying values as of September 30, 2025:

	Maturity date	Fixed rate	Counterparty optional termination date	Notional amount	Carrying value and fair value
Interest rate derivatives, as of September 30, 2025
Bank of Montreal	7/27/2029	2.09%	7/3/2026	$65,000	$707
Bank of Montreal	2/1/2030	3.13%	2/2/2026	42,000	(82)
Bank of Montreal	7/1/2030	2.88%	7/1/2027	150,000	152
Bank of Montreal	7/1/2031	2.25%	2/1/2027	50,000	641
Bank of Montreal	7/1/2032	3.48%	1/2/2026	60,000	(556)
Bank of Montreal	7/1/2032	3.10%	1/1/2027	105,000	(609)
				$472,000	$253
Interest rate swaption agreement, as of September 30, 2025
Bank of Nova Scotia	11/21/2025	n/a	n/a	n/a	(39)
				$472,000	$214

On April 3, 2025, the REIT entered into a new receive-variable based USD-SOFR CME / pay fixed interest rate swap with a notional value of $150,000 at a fixed rate of 2.88% effective July 1, 2025, and maturing July 1, 2030, subject to the counterparty’s optional early termination date of July 1, 2027.

On August 22, 2025, the REIT entered into a 90-day $65,000 swaption at a cash premium received of $80, exercisable by the counterparty on November 21, 2025. If exercised, the underlying swap would be effective as of July 3, 2026 at a rate of 2.75%, maturing on July 27, 2029. The underlying swap is a receive-variable One Month USD - SOFR CME / pay fixed interest rate swap.

On September 3, 2025, the REIT amended its 3.27% receive-variable based USD - SOFR CME / pay fixed interest rate swap with a notional value of $105,000 with a counterparty optional termination date of January 2, 2026. Under the amendment, the counterparty’s optional termination date of January 2, 2026 was extended to January 1, 2027, and the fixed rate was updated to 3.10% from 3.27%. The interest rate swap continues to mature on July 1, 2032.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2025 and September 30, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

The following table is a summary of the aggregate current and non-current fair value of interest rate derivatives held for the period presented herein:

	September 30,	December 31,
	2025	2024
Interest rate derivatives
Assets
Current asset	$—	$—
Non-current asset	1,500	5,706
	1,500	5,706
Liabilities
Current liabilities	(39)	(13)
Non-current liabilities	(1,247)	(363)
	(1,286)	(376)
Interest rate derivatives, end of period	$214	$5,330

The valuation of these instruments was determined using discounted cash flow or mark to market analyses based on the contractual terms of the derivatives, including the period to maturity of each instrument, and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair values determined are based on significant other observable inputs (Level 2). In addition, the REIT considered its own and the respective counterparties’ risk of non-performance in determining the fair value of its derivative financial instruments by estimating the current and potential future exposure under the derivative financial instruments that both the REIT and the counterparties were at risk for as of the valuation date. This total expected exposure was then discounted using discount factors that contemplate the creditworthiness of the REIT and the counterparties to arrive at a credit charge. This credit charge was then netted against the value of the derivative financial instruments determined using the discounted cash flow analysis described above to arrive at a total estimated fair value of the interest rate derivatives. Changes in fair value are recognized as net change in fair value of interest rate derivatives in the accompanying condensed consolidated interim statement of net income (loss) and comprehensive income (loss).

The following table summarizes the beginning and ending fair value and the unrealized gain (loss) for the interest rate derivatives for the period presented:

	Nine months	Nine months
	ended	ended
	September 30,	September 30,
	2025	2024
Interest rate derivatives, beginning of period	$5,330	$7,511
Cash changes
Cash received for interest rate swap agreements	(80)	(302)

Non-cash changes
Realized gain on swaption expiration	—	98
Fair value adjustment to interest rate derivatives	(5,036)	(6,970)
Interest rate derivatives, end of period	$214	$337

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2025 and September 30, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

(e)	Prepayment embedded derivatives

Certain mortgages payable (Note 10) contain prepayment options that represent embedded derivatives that require bifurcation from the host contract. The prepayment options are measured at fair value, with changes in the fair value being recognized as net change in fair value of prepayment embedded derivatives in the condensed consolidated interim statement of net income (loss) and comprehensive income (loss).

The fair value of the prepayment embedded derivatives has been determined using a SOFR based interest rate swap options (“swaptions”) as a proxy. The swaptions were structured to mirror the financial conventions of the respective loans, including payment periods, accrual basis, principal amortization, prepayment dates and prepayment premiums. The swaptions were structured as fixed receiver with a strike rate set on market as of the date of the loan agreement with exercise premiums to match the underlying loans plus a cost of refinancing upon exercise. The resulting swaption price would represent a proxy for the value of the prepayment rights embedded in the underlying loans. The fair values determined are based on significant other observable inputs (Level 2).

The following table summarizes the beginning and ending fair value and the unrealized gain (loss) for the prepayment embedded derivatives for each period presented:

	Nine months	Nine months
	ended	ended
	September 30,	September 30,
	2025	2024
Prepayment embedded derivatives, beginning of period	$657	$853
Non-cash changes
Fair value adjustment to prepayment embedded derivatives	(212)	183
Prepayment embedded derivatives, end of period	$445	$1,036

(20)	Capital management

The REIT’s policy is to maintain an appropriate capital base to support ongoing operations, maintain creditor and market confidence and sustain future developments of the business. Capital consists of cash and cash equivalents, loans and borrowings, Class B Units and Unitholders’ equity. The REIT monitors capital using tools designed to anticipate cash needs and to maintain adequate working capital, while also making appropriate distributions to the unitholders on a regular basis.

In managing its capital structure, the REIT monitors performance and adjusts its capital based on its investment strategies and changes to economic conditions. To maintain or adjust its capital structure, the REIT may issue equity or new debt, issue new debt to replace existing debt (with different characteristics) or reduce existing debt.

(21)	Employee benefit plan

Management of the REIT has adopted a defined contribution plan under Internal Revenue Service (“IRS”) code section 401(k) for all eligible employees. Employees become eligible after 60 days of service with the REIT. A participant may elect to defer up to the maximum percentage of compensation permissible under Code Section 401(k). Management of the REIT elects to match employee deferrals at its discretion.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2025 and September 30, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

(22)	Related party transactions

The condensed consolidated interim financial statements include the following related party transactions:

●	Certain of the legacy BSR holders are members or affiliates of the Bailey family or are members or affiliates of the Hughes family (collectively, the “Bailey/Hughes Holders”), who together founded BSR. Distributions on Units of $1,842 were declared to Bailey/Hughes holders during the nine months ended September 30, 2025 ($1,896 during the nine months ended September 30, 2024).
●	Distributions on Class B Units of $3,302 were declared to key management personnel, primarily the Bailey/Hughes Holders, during the nine months ended September 30, 2025 ($5,387 during the nine months ended September 30, 2024). Key management personnel of the REIT are those persons having the authority and responsibility for planning, directing and controlling the activities of the REIT directly or indirectly.
●	Compensation expenses include $2,874 paid to key management personnel during the nine months ended September 30, 2025 ($3,690 during the nine months ended September 30, 2024), which includes short-term employee compensation and benefits and unit-based compensation.
●	The REIT leases its Little Rock, Arkansas corporate headquarters from an irrevocable trust controlled by the family of the REIT’s President, Chief Executive Officer and Chief Investment Officer, Dan Oberste, and the former Executive Vice-Chair of the Board, John S. Bailey (see note 17).

(23)	Supplemental cash flow disclosures

Change in non-cash working capital comprises the following:

	Nine months	Nine months
	ended	ended
	September 30,	September 30,
	2025	2024
Resident and other receivables, net	$662	$323
Prepaid expenses and other assets	(222)	(1,790)
Accounts payable and other liabilities	(8,955)	(6,229)
	$(8,515)	$(7,696)

(24)	Deferred unit compensation and unit-based compensation

Remuneration of trustees (deferred unit compensation)

The REIT adopted the Omnibus Equity Incentive Plan effective as of May 18, 2018, which includes policies for the issuance of deferred unit compensation (“Deferred Units”) to non-executive Trustees. The purpose of the Deferred Unit component of the Omnibus Equity Incentive Plan is to promote a greater alignment of interests between the non-executive Trustees and the Unitholders. Under the Omnibus Equity Incentive Plan, Trustees have the option to elect to receive up to 100% of all fees that are otherwise payable in cash in the form of Deferred Units. A Deferred Unit award is an award denominated in notional units that entitles the participant to receive Units or, if so elected by the participant and subject to the approval of the Board of Trustees, cash measured by the value of the Units in the future. Accordingly, the number of Deferred Units to be awarded to a Trustee is equal to (i) the value of all fees that the Trustee elects to receive in the form of Deferred Units, (ii) divided by the volume-weighted average trading price of a Unit on the TSX for the five trading days prior to the date of the award. Elections are irrevocable for the year in respect of which they are made. The Deferred Units earn additional Deferred Units for distributions that would otherwise have been payable in cash. Deferred Units granted to Trustees vest immediately upon grant. The grant date fair value of the payable is recognized in general and administrative expenses, with a corresponding increase in accounts payable and other liabilities.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2025 and September 30, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

For the nine months ended September 30, 2025, $722 of deferred unit compensation expense was recognized in general and administrative expenses in the condensed consolidated interim statement of net income and comprehensive income ($822 for the nine months ended September 30, 2024). The Deferred Units are measured at fair value at each reporting period using the closing market price of Units and the change in fair value is recognized in fair value adjustment to unit-based compensation in the condensed consolidated interim statement of net income and comprehensive income.

	Units	Liability Value
Deferred Units, as of December 31, 2023	408,483	$4,854
Cash changes
Deferred Units settled for cash	(159,892)	(1,789)

Non-cash changes
Deferred Units issued	69,044	822
Deferred Units exchanged for REIT Units	(28,363)	(317)
Fair value adjustments	—	539
Deferred Units issued, as of September 30, 2024	289,272	$4,109

Deferred Units issued, as of December 31, 2024	307,622	$3,733
Non-cash changes
Deferred Units issued	56,406	722
Fair value adjustments	—	97
Deferred units issued, as of September 30, 2025	364,028	$4,552

Unit-based compensation

The Omnibus Equity Incentive Plan provides for awards of Restricted Units (“RUs”), Performance Units (“PUs”) and other awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Units.

RUs and PUs are awarded to members of the senior executive team to align the interests of the senior executive team more closely with the interests of the Unitholders. RUs and PUs are denominated in notional units that entitles the participant to receive Units or, if so elected by the participant and subject to the approval of the Board of Trustees, cash measured by the value of the Units in the future. RUs vest in three equal instalments over a three-year period from the initial award and will be settled by Units issued from treasury or, if so elected by the participant and subject to the approval of the Board of Trustees, cash payable upon vesting. PUs will vest subject to performance criteria and targets established and set forth in the award agreements, and to the extent earned, will vest and become nonforfeitable on the third anniversary of the initial award. RUs and PUs earn additional RUs and PUs for distributions that would otherwise have been payable in cash. These additional RUs and PUs vest on the same basis as the initial RUs and PUs to which they relate.

The RUs and PUs are considered a financial liability due to the contractual obligation for the Trust to deliver Units at the option of the participant, subject to board approval. The RUs and PUs are measured at fair value at each reporting period using the closing market price of Units with changes in fair value recognized in Fair value adjustment to unit-based compensation in the condensed consolidated interim statement of net income and comprehensive income.

On March 15, 2024, the REIT granted 40,240 and 60,360 RUs and PUs, respectively, with a grant date fair value of $11.39 per Unit. On March 15, 2025, the REIT granted 43,758 and 65,635 RUs and PUs, respectively, with a grate date fair value of $12.36 per Unit. On May 19, 2025, the REIT granted 98,178 PUs, with a grant date fair value of $12.92 per Unit.

BSR REAL ESTATE INVESTMENT TRUST

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2025 and September 30, 2024

Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

On January 1, 2024, 31,010 RUs vested and were settled through the issuance of 17,225 Units with a weighted average Unit price of $11.87 with the remainder of RUs settled in cash for applicable income taxes. On March 15, 2024, 86,388 PUs vested resulting from a payout of 154% under the 2021 equity incentive plan. This vesting was settled through the issuance of 50,922 Units with a weighted average Unit price of $11.43 with the remainder settled in cash for applicable income taxes. On January 1, 2025, $34,354 RUs vested and were settled through the issuance of 19,610 Units with a weighted average Unit price of $12.16 with the remainder of RUs settled in cash for applicable income taxes. In March 2025, the PUs under the 2022 equity incentive plan did not vest, resulting in a payout of 0%.

For the nine months ended September 30, 2025, unit-based compensation expense of $971 has been recognized in general and administrative expense ($861 for the nine months ended September 30, 2024). A fair value loss of $368 for the nine months ended September 30, 2025 has been recognized in fair value adjustment to unit-based compensation in the condensed consolidated interim statements of net income (loss) and comprehensive income (loss) ($517 loss for the nine months ended September 30, 2024). As of September 30, 2025, 86,600 RUs and 290,660 PUs were unvested with a carrying amount of $1,670 recorded in accounts payable and other liabilities in the condensed consolidated interim financial statements. As of December 31, 2024, 74,851 RUs and 166,560 PUs were unvested with a carrying amount of $1,484 recorded in accounts payable and other liabilities in the condensed consolidated interim financial statements.

	Equity Incentive Plans - Restricted Units
	2021	2022	2023	2024	2025	Total
Opening balance of units, as of January 1, 2024	9,192	15,568	42,098	—	—	66,858
Units granted	—	—	—	40,240	—	40,240
Distribution equivalents issued	—	327	1,113	1,326	—	2,766
Units forfeited	—	(397)	(3,606)	—	—	(4,003)
Units vested and settled	(9,192)	(7,786)	(14,032)	—	—	(31,010)
Closing balance of units, as of December 31, 2024	—	7,712	25,573	41,566	—	74,851
Units granted	—	—	—	—	43,758	43,758
Distribution equivalents issued	—	—	435	943	967	2,345
Units vested and settled	—	(7,712)	(12,788)	(13,854)	—	(34,354)
Closing balance of units, as of September 30, 2025	—	—	13,220	28,655	44,725	86,600

	Equity Incentive Plans - Performance Units
	2021	2022	2023	2024	2025	Total
Opening balance of units, as of January 1, 2024	63,244	46,469	63,143	—	—	172,856
Units granted	22,424	—	—	60,360	—	82,784
Distribution equivalents issued	720	2,006	2,492	1,991	—	7,209
Units forfeited	—	(1,787)	(8,114)	—	—	(9,901)
Units vested and settled	(86,388)	—	—	—	—	(86,388)
Closing balance of units, as of December 31, 2024	—	46,688	57,521	62,351	—	166,560
Units granted	—	—	—	—	163,813	163,813
Distribution equivalents issued	—	—	1,970	2,131	2,874	6,975
Non-vesting units	—	(46,688)	—	—	—	(46,688)
Closing balance of units, as of September 30, 2025	—	—	59,491	64,482	166,687	290,660